UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               March 5, 2019

  By E-Mail

  Nima Amini, Esq.
  O'Melveny & Myers LLP
  31st Floor, AIA Central
  1 Connaught Road Central
  Hong Kong

          Re:     eHi Car Services Limited
                  Amended Schedule 13E-3
                  Filed on February 27, 2019 by eHi Car Services Limited , Ray Ruiping
                            Zhang, L & L Horizon, LLC, MBK Partners Fund IV, L.P., MBK Partners JC IV, L.P., Fastforward
Holdings Ltd,
                            Fastforward Investment Ltd, Fastforward Company
Ltd, The
                            Crawford Group, Inc., ICG Holdings 1, LLC, ICG
Holdings 2,
                            LLC, Ctrip Investment Holding Ltd., C-Travel
International
                            Limited, Ctrip.com International, Ltd., Ocean
General Partners
                            Limited, Ocean Voyage L.P., Ocean Imagination L.P.,
CDH Car
                            Rental Service Limited, Nanyan Zheng, Tianyi Jiang,
Dongfeng
                            Asset Management Co., Ltd., Teamsport Topco
Limited,
                            Teamsport Midco Limited, Teamsport Parent Limited
and
                            Teamsport Bidco Limited
                  File No. 005-88413

  Dear Mr. Amini:

          We have reviewed your filing and have the following comments.

  Amended Schedule 13E-3

  1. We note that Crawford acquired securities from the IGC Sellers after the initial Schedule
          13E-3 had been filed and amended with Crawford as a filing person. We note that at the time Crawford purchased those securities it was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3.
          Please tell us how Crawford complied with Rule 13e-3 in connection with the purchase of securities from the IGC Sellers. We note our comment No. 1 on our June 18, 2018 letter and your subsequent response.
 Nima Amini, Esq.
O'Melveny & Myers LLP
March 5, 2019
Page 2

Proxy Statement

2. It appears that, based on the various agreements among shareholders and the holdings of the filing persons, the votes to approve the merger are assured. If so, please state it affirmatively.

Opinion of Duff & Phelps, page 60

3. Revise your disclosure to provide the disclosure required by Item 1015(b) of Regulation
       M-A with respect to the financial advisor's report in April 2018.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions